CITIGROUP INC.

388 Greenwich Street

New York, NY 10013

April 5, 2017

VIA EDGAR CORRESPONDENCE

William H. Dorton, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Citigroup Inc.
Registration	Statement on Form S-3 (No. 333-216372)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Citigroup Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) so that it will become effective at 3:00 p.m., New York City time, on April 7, 2017, or as soon thereafter as practicable.

The Company and each of the registrants listed in the Registration Statement hereby acknowledge that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

Please contact Jeffrey D. Karpf of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2864 or via email at jkarpf@cgsh.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours, CITIGROUP INC.
By:	/s/ Barbara Politi
Name:	Barbara Politi
Title:	Assistant General Counsel—Capital Markets

Very truly yours, CITIGROUP GLOBAL MARKETS HOLDINGS INC.
By:	/s/ Scott L. Flood
Name:	Scott L. Flood
Title:	General Counsel and Secretary